SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

21st Century Insurance Group
(Name of Issuer)

21st Century Insurance Group
American International Group, Inc.
(Name of Persons Filing Statement)

common stock, par value $0.001 per share
(Title of Class of Securities)

90130N 10 3
(CUSIP Number of Class of Securities)

21st Century Insurance Group	American International Group, Inc.
6301 Owensmouth Ave. 11th floor	70 Pine Street
Woodland Hills, CA 91367	New York, NY 10270
Attn: General Counsel	Attn: Kathleen E. Shannon,
Tel. No.: (818) 704-3700	Senior Vice President and Secretary
Tel. No.: (212) 770-7000

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Skadden, Arps, Slate, Meagher & Flom LLP	Sullivan & Cromwell LLP
333 West Wacker Drive	125 Broad Street
Chicago, IL 60606	New York, NY 10004
Attn: Peter C. Krupp	Attn: Stephen M. Kotran
L. Byron Vance III	(212) 558-4000
(312) 407-0700

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$811,083,026	$24,900.25

(1)

For purposes of calculating the filing fee only, the proposed maximum aggregate value of the transaction, is $811,083,026, which is the sum of (a) the product of (i) the 34,657,198 shares of common stock that are proposed to be converted into the right to receive the merger consideration, multiplied by (ii) the merger consideration of $22.00 per share of common stock, plus (b) the product of (i) 6,934,391, the number of shares of common stock underlying options to purchase such shares at a per-share exercise price of less than $22.00, multiplied by (ii) the amount by which the per-share merger consideration of $22.00 exceeds the $15.1952 per share weighted average exercise price of such options, plus (c) the product of (i) 96,879, the number of certain shares of restricted common stock multiplied by (ii) the per-share merger consideration of $22.00. The filing fee equals the proposed maximum aggregate value of the transaction multiplied by .0000307.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals .0000307 multiplied by the total Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,900.25

Form or Registration No.: Schedule 14A — Preliminary Proxy Statement

Filing Party: 21st Century Insurance Group

Date Filed: June 11, 2007

INTRODUCTION

This Amendment No. 4 (the “Final Amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3 (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): 21st Century Insurance Group (the “Company”) and American International Group, Inc. (“AIG”).  As a result of the Merger (defined below), AIG TW Corp. (“Merger Sub”) which has signed prior Amendments to this Transaction Statement, ceased to exist and consequently is not filing this Final Amendment.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

The information contained in this Schedule 13E-3 concerning the Company was supplied by the Company, and AIG does not take responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 concerning AIG was supplied by AIG, and the Company does not take responsibility for the accuracy of any information not supplied by such Filing Person.

Item 15. Additional Information

Item 1011(b) of Regulation M-A:

Item 15(b) is hereby amended and supplemented as follows:

On September 27, 2007, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve the Agreement and Plan of Merger, dated as of May 15, 2007, among the Company, AIG and Merger Sub, as amended pursuant to Amendment No. 1 to Agreement and Plan of Merger, dated as of June 8, 2007, among the Company, AIG and Merger Sub (the “Merger Agreement”).

On September 27, 2007, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub, an entity organized by AIG solely for the purpose of acquiring all of the outstanding shares of the Company’s common stock not already owned by AIG or its subsidiaries, was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”).  As a result of the Merger, the separate corporate existence of Merger Sub ceased and the Company became a wholly owned subsidiary of AIG and its subsidiaries. Under the terms of the Merger Agreement, each share of Company common stock, par value $0.001 per share, outstanding at the effective time of the Merger other than (i) any shares held by AIG, Merger Sub, American Home Assurance Company, Commerce and Industry Insurance Company, National Union Fire Insurance Company of

Pittsburgh, Pa., New Hampshire Insurance Company or any other direct or indirect wholly owned subsidiary of AIG (except for shares held by any mutual fund advised or managed by any of AIG, Merger Sub or any direct or indirect wholly owned subsidiary of AIG), (ii) shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company (except for shares held on behalf of third parties), (iii) shares subject to Company Awards (as defined in the Merger Agreement) and (iv) shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law, was automatically cancelled and converted into the right to receive $22.00 in cash, without interest.  In addition, at the effective time each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time was automatically converted into and became that number of shares of Company common stock, par value $0.001 per share, equivalent to the quotient obtained by dividing (x) the difference between (i) the total number of outstanding shares of Company immediately prior to the effective time and (ii) the total number of shares owned by AIG, Merger Sub or any other direct or indirect wholly owned subsidiary of AIG immediately prior to the effective time by (y) the total number of shares of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time.  On September 27, 2007, AIG and the Company announced the consummation of the Merger in a press release, which is attached hereto as an Exhibit and is incorporated by reference in its entirety into this Item 15.

As a result of the Merger, the Company’s common stock ceased to trade on the New York Stock Exchange (the “NYSE”) as of the close of trading on September 27, 2007.  On September 28, 2007, the NYSE filed a Form 25 to delist the Company’s common stock.  The Company expects to file a Form 15 on or about October 9, 2007, thus suspending the Company’s reporting obligations under Sections 12 and 15 of the Securities and Exchange Act of 1934, as amended.

Item 16.                Exhibits.

Item 1016(a) through (d), (f) and (g) of Regulation M-A:

(a)	(1)

Definitive Proxy Statement for the special meeting of the stockholders of 21st Century Insurance Group (other than AIG and its subsidiaries), incorporated herein by reference to the Schedule 14A filed with the Commission on August 27, 2007, as amended (the “Proxy Statement”).

(a)	(2)	Form of Proxy Card filed with the Commission together with the Proxy Statement.

(a)	(3)	Form of Letter to Stockholders filed with the Commission together with the Proxy Statement.

(a)	(4)	Press Release dated May 15, 2007 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated May 16, 2007 and incorporated herein by reference).

(a)	(5)	Press Release issued by AIG and the Company, dated September 27, 2007 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K dated September 28, 2007 and incorporated herein by reference).

(c)	(1)	Opinion of Lehman Brothers Inc. (attached as Annex B to the Proxy Statement and incorporated herein by reference).

(c)	(2)	Presentation materials, dated as of December 15, 2006, prepared by Lehman Brothers Inc.*

(c)	(3)	Presentation materials, dated as of May 14, 2007, prepared by Lehman Brothers Inc.*

(c)	(4)	Presentation materials, dated as of January 16, 2007, prepared by Banc of America Securities LLC and JPMorgan Chase.*

(c)	(5)	Presentation materials, dated as of March 30, 2007, prepared by Banc of America Securities LLC and JPMorgan Chase.*

(c)	(6)	Materials, dated as of December 1, 2006, prepared by Lehman Brothers Inc.***

(c)	(7)	Presentation materials, dated as of February 8, 2007, prepared by Lehman Brothers Inc.***

(d)	(1)

Agreement and Plan of Merger dated as May 15, 2007, among 21st Century Insurance Group, American International Group, Inc. and AIG TW Corp. (incorporated herein by reference to Annex A to the Proxy Statement).

(d)	(2)

Employment Agreement entered into as of May 15, 2007, by and between 21st Century Insurance Group, American International Group, Inc. and Bruce W. Marlow (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 18, 2007 and incorporated herein by reference).

(d)	(3)

Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Michael J. Cassanego (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated May 18, 2007 and incorporated herein by reference).

(d)	(4)

Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Dean E. Stark (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K dated May 18, 2007 and incorporated herein by reference).

(d)	(5)

Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Michael T. Ray (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K dated May 18, 2007 and incorporated herein by reference).

(d)	(6)

Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Jesus C. Zaragoza (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K dated May 18, 2007 and incorporated herein by reference).

(d)	(7)	Confidentiality Agreement dated August 17, 2006, by and between 21st Century Insurance Group and American International Group, Inc.*

(d)	(8)

Investment and Strategic Alliance Agreement, dated as of October 17, 1994, by and between 20th Century Industries and AIG (filed as Exhibit B to the Statement on Schedule 13D, dated December 16, 1994, previously filed by AIG and incorporated herein by reference).

(d)	(9)

Registration Rights Agreement, dated as of December 16, 1994, by and between 20th Century Industries and AIG (filed as Exhibit H to the Statement on Schedule 13D, dated December 16, 1994, previously filed by AIG and incorporated herein by reference).

(d)	(10)

Amendment No. 1 to Investment and Strategic Alliance Agreement, dated as of March 23, 1995, by and between 20th Century Industries and AIG (filed as Exhibit A to Amendment No. 1 to the Statement on Schedule 13D, dated March 23, 1995, previously filed by AIG and incorporated herein by reference).

(d)	(11)	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 8, 2007, among the Company, AIG and Merger Sub (incorporated herein by reference to Annex D to the Proxy Statement).

(d)	(12)	Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Richard A. Andre.**

(d)	(13)	Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Chong Ha.**

(d)	(14)	Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Marlis S. Kerby.**

(d)	(15)	Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Allen Lew.**

(d)	(16)	Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and John M. Lorentz.**

(d)	(17)	Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Caren L. Silvestri.**

(d)	(18)	Retention and Severance Agreement entered into as of May 14, 2007 between 21st Century Insurance Group and Anthony W. Tomich.**

(f)	(1)

Appraisal rights are described under the caption “SPECIAL FACTORS—Appraisal Rights” set forth in the Proxy Statement and in Annex C to the Proxy Statement entitled Section 262 of the General Corporation Law of the State of Delaware and are incorporated herein by reference.

*       Previously filed on June 11, 2007

**    Previously filed on July 23, 2007

***  Previously filed on August 10, 2007

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2007

21ST CENTURY INSURANCE GROUP

By:	/s/ Steven P. Erwin
Steven P. Erwin
Senior Vice President and Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2007

AMERICAN INTERNATIONAL GROUP, INC.

/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President and Secretary